October 28, 2016

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re: Genesys Industries, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2016
File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.	We have reviewed your responses to prior comments 20 and 39. In regard to your issuance of convertible preferred stock, please clarify the terms and rights of these securities. Please specifically address: the nature of the preferential rights; whether they are participating securities; and whether they have other rights (including redemption rights, registration rights, etc.) that may be required to be disclosed or recognized in your financial statements. Also, please:
•	Revise your Dilution disclosures to clarify that they exclude outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock; and
•	Revise the notes to your financial statements to provide the disclosures required by ASC 260-10-50-1c.

RESPONSE: The following terms and rights have been established for the Convertible Preferred Stock by the company. Dividend Rights: The Company has not established any dividends payable for this class of stock. The company may establish a cumulative dividend policy to be paid out annually. Liquidation Preference: Upon the occurrence of any (i) liquidation, dissolution or winding up of the Company, (ii) a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), or (iii) a sale, transfer or other disposition of all or substantially all of the assets of the Company (the events described in the foregoing clauses (ii) and (iii) are each referred to herein as a “Deemed Liquidation Event”), the holders of the Convertible Preferred Stock would participate with the Common Stock on an as-converted to Common Stock basis. Optional Conversion: The holders of the Convertible Preferred Stock would initially convert into shares of the Common Stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. Redemption Rights: The Convertible Preferred Stock would NOT be redeemable from funds legally available for distribution at any time, unless a Redemption Rights policy is established by the Board of Directors in the future. Registration Rights: All shares of the Common Stock issuable upon conversion of the Convertible Preferred Stock and any other shares of the Common Stock held by the holder would be “Registrable Securities.” There is no Demand Registration rights clause at this time and or Piggyback Registration rights for the holder at this time.

•	We have revised the Dilutions section by adding a disclosure to clarify that they exclude outstanding preferred stock that is convertible into 50,000,000 shares of common stock.
•	We have revised the Notes section of the Financial Statements to provide this specific disclosure.

Risk Factors, page 10

Our lack of revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance, page 10

2.	We have reviewed your response to prior comment 11. You now disclose that you incurred a loss of $1,103 from inception on December 9, 2014 through June 30, 2016. Please revise your disclosure to state that you incurred a loss of $1,103 from inception on December 9, 2014 through June 30, 2015.

RESPONSE: The Company has revised the disclosure accordingly.

We need to retain key personnel to support our products and ongoing operations, page 15

3.	Please revise this risk factor, and your registration statement in general, to clearly distinguish between your current operations and your intended operations. In this regard, we note your disclosure, “The development and marketing of our products will continue to place a significant strain on our limited personnel . . .” Please also revise this risk factor to remove references to employees, officers and contractors in light of disclosure throughout your registration statement that Shefali Vibhakar is the sole employee, officer, and director of Genesys Industries, Inc.

RESPONSE: The Company has revised the risk factor accordingly.

We may be adversely affected by any disruption in our information . . ., page 17

4.	Please revise this risk factor to remove the implication that you have current operations.

RESPONSE: The Company has revised the risk factor accordingly.

Use of Proceeds, page 28

5.	We have reviewed your response to prior comment 19. You indicate that you revised your disclosure; however, it appears to us that essentially no changes were actually made. As previously requested, please enhance your disclosures to clarify how you actually intend to use the net offering proceeds based on each offering scenario you present.

RESPONSE: The Company has enhanced the disclosure under the Use of Proceeds section.

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Business Operations, page 37

6.	We note your response to comment 22 in our letter dated September 27, 2016 and we re-issue our comment. Please revise this section to distinguish between your current operations and your intended operations. In this regard, we note your disclosure on page 38 that you are currently designing an impact resistant product line.

RESPONSE: The Company has revised this section to reflect intended and future operations.

Interest of Named Experts, page 43

7.	We have reviewed your response to prior comment 32. As previously requested, please revise your disclosure to appropriately refer to your financial statements as being as of June 30, 2016 and June 30, 2015 and for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015.

RESPONSE: The Company has revised this disclosure to appropriately refer the financial statements per your request.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

General

8.	We have reviewed your response to prior comment 23. As we previously requested, please ensure that your disclosures in MD&A adequately distinguish between current operations and intended operations. In this regard, we note your disclosure on page 44 that your products include fenestration components such as energy-efficient flexible insulating glass units, extruded vinyl profiles, extruded aluminum profiles and precision-formed metal and millwork products, that you design, engineer and manufacture impact-resistant windows and doors which combine heavy-duty extruded aluminum or vinyl frames with laminated glass, and that you are a leading vertically integrated precision manufacturing and fabrication company. Given your shell company status, please revise your disclosures accordingly.

RESPONSE: We have revised the Company Overview Disclosure to specify all intended operations and any future plans.

Liquidity and Capital Resources, page 44

9.	We have reviewed your response to prior comment 33. Please revise your disclosures to state that you had current liabilities of $10,750 and a working capital deficit of ($10,650) as of June 30, 2016.

RESPONSE: The Company has revised this disclosure per the exact request.

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10.	We have reviewed your response to prior comment 34. Your disclosure continues to state that you expect to incur a negative cash flow per month in the amount of $(1,500), offset by revenue of $0 per month, and that you expect your available cash of $100 as of June 30, 2016 to last for only nine months of operations unless you are able to obtain additional revenue or additional cash from the sale of debt or equity securities. Given your cash balance of $100 as of June 30, 2016 and your estimated negative cash flow per month of $(1,500), please revise your disclosure to clarify how you expect your available cash of $100 as of June 30, 2016 to last nine months. In this regard, please disclose the date and amount of cash you received subsequent to June 30, 2016 from the outstanding subscription receivable and address if, and how, you used the proceeds through the date of your filing.

RESPONSE: We have revised the disclosure and provided the specific details requested.

Plan of Operation, page 46

11.	We note your response to comment 35 in our letter dated September 27, 2016 and we re-issue our comment. Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion.

RESPONSE: The Company has significantly revised the Plan of Operation with complete details as requested. The Use of Proceeds section was also updated to correspond to the Plan of Operations section as noted.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12.	We have reviewed your response to prior comment 37. Please obtain a revised report from your independent accountant to address the following:
•	The introductory paragraph should refer to balance sheets, instead of balance sheet, as of June 30, 2016 and June 30, 2015;
•	The introductory paragraph should refer to the statements of operations, stockholders’ deficit and cash flows for the year, instead of periods, ended June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015;
•	The opinion paragraph should refer to your financial position as of June 30, 2016 and 2015, instead of for the year ended June 30, 2016 and 2015; and
•	The opinion paragraph should refer to the results of operations and cash flows for the year, instead of period, ended June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015.

RESPONSE: We have included a revised report from our independent accountant.

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13.	We have reviewed your response to prior comment 38. We note that the opinion paragraph of the audit report continues to include the phrase “subject to the condition noted in the following paragraph”. Based on this language, it is not clear to us if your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern or a qualified opinion due to the going concern. As previously requested, please obtain a revised report from your independent accountant to address the following:
•	If your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern they should exclude the phrase, noted above, from the opinion paragraph of their report and state, in clear and unqualified language, that in their opinion your financial statements are presented fairly, in accordance with generally accepted principles in the United States of America, if accurate. Refer to AS 2415 and AS 3101.
•	If your auditor intended to provide a qualified opinion due to the going concern their report would be required to comply with AS 3101; however, be advised qualified opinions do not satisfy the requirements of Article 2 of Regulation S-X.

RESPONSE: We have included a revised report from our independent accountant.

Note 8 – Subsequent Events, page F-11

14.	We have reviewed your response to prior comment 40. You indicate that you have revised your disclosure; however, it appears to us that no changes were actually made. As previously requested, please revise your disclosure to disclose the date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855- 10-50-1. Your current disclosures imply your balance sheet date is August 17, 2016 which is not accurate and does not satisfy the requirements of ASC 855-10-50-1.

RESPONSE: We have revised the disclosure.

Item 17. Undertakings, page 54

15.	Please revise your undertakings to remove the redundant disclosure regarding indemnification.

RESPONSE: The Company has revised by removing the redundant disclosure.

Signatures

16.	We note that the signature block was not updated. Please ensure that all dates on the signature page are updated as appropriate in future amendments.

RESPONSE: The Company has revised the signature dates as to the time of the latest amendment.

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Exhibit 23.1

17.	We have reviewed your response to prior comment 43. Please make arrangements with your independent accountant to have them revise their consent to address the following:
•	Refer to the statements of operations, shareholders’ equity/(deficit) and cash flows for the year, not period, ended June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015, not 2014;
•	Do not include a “to be filed date” that pre-dates the date of the consent; and
•	Refer to Form S-1/A instead of Form S-1.

RESPONSE: The Company has communicated with independent auditor and revised their consent to address your request.

We hope that our letter has fully addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

Genesys Industries, Inc.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.

CC. Faiyaz Dean, ESQ (Dean Law Corp)

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